CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	2,583	2,513
Accounts receivable	1,413	1,186
Income taxes receivable	187	164
Inventories	1,811	1,513
Prepaid expenses	84	145
Restricted cash (note 4)	—	95
	6,078	5,616
Restricted cash (note 4)	116	97
Exploration and evaluation assets (note 5)	978	838
Property, plant and equipment, net (note 6)	24,455	24,078
Goodwill	665	633
Investment in joint ventures	1,265	1,238
Long-term income taxes receivable	242	242
Other assets	193	185
Total Assets	33,992	32,927
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,983	3,033
Short-term debt (note 7)	200	200
Long-term debt due within one year (note 7)	394	—
Asset retirement obligations (note 8)	186	274
	3,763	3,507
Long-term debt (note 7)	5,015	5,240
Other long-term liabilities (note 9)	1,214	1,237
Asset retirement obligations (note 8)	2,231	2,252
Deferred tax liabilities	2,958	2,724
Total Liabilities	15,181	14,960
Shareholders’ equity
Common shares (note 10)	7,293	7,293
Preferred shares (note 10)	874	874
Contributed surplus	2	2
Retained earnings	9,736	9,207
Accumulated other comprehensive income	895	580
Non-controlling interest	11	11
Total Shareholders’ Equity	18,811	17,967
Total Liabilities and Shareholders’ Equity	33,992	32,927
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 1

Condensed Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except share data)	2018	2017	2018	2017
Gross revenues	5,796	4,352	10,893	8,664
Royalties	(99)	(91)	(179)	(195)
Marketing and other	187	(1)	352	35
Revenues, net of royalties	5,884	4,260	11,066	8,504
Expenses
Purchases of crude oil and products	3,660	2,671	7,013	5,235
Production, operating and transportation expenses (note 11)	734	690	1,362	1,359
Selling, general and administrative expenses (note 11)	186	142	355	276
Depletion, depreciation, amortization and impairment (note 6)	639	862	1,257	1,562
Exploration and evaluation expenses	40	56	70	77
Gain on sale of assets	—	(33)	(4)	(31)
Other – net	(11)	(65)	1	(56)
	5,248	4,323	10,054	8,422
Earnings from operating activities	636	(63)	1,012	82
Share of equity investment income	26	23	35	48
Financial items (note 12)
Net foreign exchange gains (losses)	3	(11)	25	(13)
Finance income	13	9	33	15
Finance expenses	(74)	(103)	(158)	(196)
	(58)	(105)	(100)	(194)
Earnings before income taxes	604	(145)	947	(64)
Provisions for (recovery of) income taxes
Current	18	5	36	9
Deferred	138	(57)	215	(51)
	156	(52)	251	(42)
Net earnings (loss)	448	(93)	696	(22)
Earnings per share (note 10)
Basic	0.44	(0.10)	0.68	(0.04)
Diluted	0.44	(0.10)	0.68	(0.04)
Weighted average number of common shares outstanding (note 10)
Basic (millions)	1,005.1	1,005.5	1,005.1	1,005.5
Diluted (millions)	1,006.2	1,005.5	1,005.8	1,005.5
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2018	2017	2018	2017
Net earnings (loss)	448	(93)	696	(22)
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Actuarial gain on pension plans	1	—	1	—
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges	(2)	(1)	(1)	(2)
Equity investment - share of other comprehensive income	—	2	—	1
Exchange differences on translation of foreign operations	181	(228)	461	(297)
Hedge of net investment (note 14)	(56)	88	(145)	115
Other comprehensive income (loss)	124	(139)	316	(183)
Comprehensive income (loss)	572	(232)	1,012	(205)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI(1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2016	7,296	874	—	8,457	969	20	11	17,627
Net loss	—	—	—	(22)	—	—	—	(22)
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax recovery of less than $1 million)	—	—	—	—	—	(2)	—	(2)
Equity investment - share of other comprehensive income	—	—	—	—	—	1	—	1
Exchange differences on translation of foreign operations (net of tax recovery of $42 million)	—	—	—	—	(297)	—	—	(297)
Hedge of net investment (net of tax of $18 million) (note 14)	—	—	—	—	115	—	—	115
Total comprehensive loss	—	—	—	(22)	(182)	(1)	—	(205)
Transactions with owners recognized directly in equity:
Dividends declared on preferred shares (note 10)	—	—	—	(17)	—	—	—	(17)
Balance as at June 30, 2017	7,296	874	—	8,418	787	19	11	17,405

Balance as at December 31, 2017	7,293	874	2	9,207	559	21	11	17,967
Net earnings	—	—	—	696	—	—	—	696
Other comprehensive income (loss)
Actuarial gain on pensions plans (net of tax of less than $1 million)	—	—	—	1	—	—	—	1
Derivatives designated as cash flow hedges (net of tax recovery of less than $1 million)	—	—	—	—	—	(1)	—	(1)
Exchange differences on translation of foreign operations (net of tax of $43 million)	—	—	—	—	461	—	—	461
Hedge of net investment (net of tax recovery of $23 million) (note 14)	—	—	—	—	(145)	—	—	(145)
Total comprehensive income	—	—	—	697	316	(1)	—	1,012
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 10)	—	—	—	(151)	—	—	—	(151)
Dividends declared on preferred shares (note 10)	—	—	—	(17)	—	—	—	(17)
Balance as at June 30, 2018	7,293	874	2	9,736	875	20	11	18,811

(1)	Accumulated other comprehensive income.
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2018	2017	2018	2017
Operating activities
Net earnings (loss)	448	(93)	696	(22)
Items not affecting cash:
Accretion (notes 8, 12)	25	29	49	57
Depletion, depreciation, amortization and impairment (note 6)	639	862	1,257	1,562
Exploration and evaluation expenses (note 5)	7	4	7	5
Deferred income taxes	138	(57)	215	(51)
Foreign exchange loss (gain)	(2)	15	(1)	(2)
Stock-based compensation (notes 10, 11)	33	8	54	9
Gain on sale of assets	—	(33)	(4)	(31)
Unrealized mark to market loss (gain) (note 14)	(26)	18	(112)	(32)
Share of equity investment income	(26)	(23)	(35)	(48)
Other	19	5	21	(1)
Settlement of asset retirement obligations (note 8)	(22)	(20)	(71)	(68)
Deferred revenue	(25)	—	(45)	(2)
Distribution from joint ventures	—	—	72	25
Change in non-cash working capital (note 13)	(199)	98	(565)	58
Cash flow – operating activities	1,009	813	1,538	1,459
Financing activities
Long-term debt issuance (note 7)	—	—	—	750
Debt issue costs (note 7)	—	(1)	—	(7)
Dividends on common shares (note 10)	(75)	—	(151)	—
Dividends on preferred shares (note 10)	(8)	(9)	(17)	(26)
Other	(2)	3	(6)	16
Change in non-cash working capital (note 13)	(14)	(19)	75	(18)
Cash flow – financing activities	(99)	(26)	(99)	715
Investing activities
Capital expenditures	(708)	(580)	(1,345)	(964)
Capitalized interest (note 12)	(26)	(16)	(47)	(35)
Corporate acquisition	—	—	(9)	—
Proceeds from asset sales	—	121	2	124
Contribution payable payment	—	(21)	—	(42)
Investment in joint ventures	—	(12)	(40)	(60)
Other	11	(12)	(5)	(23)
Change in non-cash working capital (note 13)	79	5	31	32
Cash flow – investing activities	(644)	(515)	(1,413)	(968)
Increase in cash and cash equivalents	266	272	26	1,206
Effect of exchange rates on cash and cash equivalents	16	(17)	44	(25)
Cash and cash equivalents at beginning of period	2,301	2,245	2,513	1,319
Cash and cash equivalents at end of period	2,583	2,500	2,583	2,500
Supplementary Cash Flow Information
Net interest paid	(62)	(96)	(129)	(161)
Income taxes paid	(37)	(66)	(60)	(87)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or the “Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (“NGL“) ("Exploration and Production") and marketing of the Company’s and other producers’ crude oil, natural gas, NGLs, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas ("Infrastructure and Marketing"). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Alberta, Saskatchewan, and British Columbia (“Western Canada”), offshore east coast of Canada (“Atlantic”) and offshore China and offshore Indonesia (“Asia Pacific”).
Downstream operations in the Integrated Corridor include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (“Upgrading”), refining crude oil in Canada, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (“Canadian Refined Products”). It also includes refining in the U.S. of primarily crude oil to produce and market asphalt, gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(4)		Total
Three months ended June 30,	Exploration and Production(1)		Infrastructure and Marketing(2)		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing(3)		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Gross revenues	1,284	1,215	634	426	1,918	1,641	444	227	869	602	3,035	2,135	4,348	2,964	(470)	(253)	5,796	4,352
Royalties	(99)	(91)	—	—	(99)	(91)	—	—	—	—	—	—	—	—	—	—	(99)	(91)
Marketing and other	—	—	187	(1)	187	(1)	—	—	—	—	—	—	—	—	—	—	187	(1)
Revenues, net of royalties	1,185	1,124	821	425	2,006	1,549	444	227	869	602	3,035	2,135	4,348	2,964	(470)	(253)	5,884	4,260
Expenses
Purchases of crude oil and products	1	1	602	408	603	409	251	144	711	477	2,565	1,894	3,527	2,515	(470)	(253)	3,660	2,671
Production, operating and transportation expenses	384	430	15	2	399	432	46	54	72	67	217	137	335	258	—	—	734	690
Selling, general and administrative expenses	77	61	1	1	78	62	2	3	11	11	7	3	20	17	88	63	186	142
Depletion, depreciation, amortization and impairment	434	705	1	1	435	706	29	19	28	27	125	93	182	139	22	17	639	862
Exploration and evaluation expenses	40	56	—	—	40	56	—	—	—	—	—	—	—	—	—	—	40	56
Loss (gain) on sale of assets	—	(33)	—	—	—	(33)	—	—	—	—	—	—	—	—	—	—	—	(33)
Other – net	27	(39)	—	(9)	27	(48)	—	—	—	—	(29)	(14)	(29)	(14)	(9)	(3)	(11)	(65)
	963	1,181	619	403	1,582	1,584	328	220	822	582	2,885	2,113	4,035	2,915	(369)	(176)	5,248	4,323
Earnings (loss) from operating activities	222	(57)	202	22	424	(35)	116	7	47	20	150	22	313	49	(101)	(77)	636	(63)
Share of equity investment income (loss)	17	(1)	9	24	26	23	—	—	—	—	—	—	—	—	—	—	26	23
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	(11)	3	(11)
Finance income	1	1	—	—	1	1	—	—	—	—	—	—	—	—	12	8	13	9
Finance expenses	(22)	(35)	—	—	(22)	(35)	—	—	(3)	(3)	(3)	(3)	(6)	(6)	(46)	(62)	(74)	(103)
	(21)	(34)	—	—	(21)	(34)	—	—	(3)	(3)	(3)	(3)	(6)	(6)	(31)	(65)	(58)	(105)
Earnings (loss) before income taxes	218	(92)	211	46	429	(46)	116	7	44	17	147	19	307	43	(132)	(142)	604	(145)
Provisions for (recovery of) income taxes
Current	(106)	12	84	—	(22)	12	36	4	19	6	2	1	57	11	(17)	(18)	18	5
Deferred	166	(37)	(27)	13	139	(24)	(4)	(2)	(7)	(1)	30	6	19	3	(20)	(36)	138	(57)
	60	(25)	57	13	117	(12)	32	2	12	5	32	7	76	14	(37)	(54)	156	(52)
Net earnings (loss)	158	(67)	154	33	312	(34)	84	5	32	12	115	12	231	29	(95)	(88)	448	(93)
Intersegment revenues	356	199	—	—	356	199	75	32	39	22	—	—	114	54	—	—	470	253
Expenditures on exploration and evaluation assets	90	73	—	—	90	73	—	—	—	—	—	—	—	—	—	—	90	73
Expenditures on property, plant and equipment	434	234	(15)	—	419	234	33	168	18	37	118	52	169	257	30	16	618	507

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)
Includes $48 million of revenue (three months ended June 30, 2017 - $34 million) and $45 million of associated costs (three months ended June 30, 2017 - $34 million) for construction contracts, inclusive of $48 million of revenue (three months ended June 30, 2017 - $34 million) and $45 million of costs (three months ended June 30, 2017 - $34 million) for contracts in progress accounted for under the percentage of completion method.

(3)
During the third quarter of 2017, the Company corrected certain intrasegment sales eliminations. Gross revenues and purchases of crude oil and products have been recast for the second quarter of 2017. There was no impact on net earnings.

(4)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

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	Upstream						Downstream								Corporate and Eliminations(4)		Total
Six months ended June 30,	Exploration and Production(1)		Infrastructure and Marketing(2)		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing(3)		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Gross revenues	2,368	2,466	1,080	759	3,448	3,225	909	611	1,590	1,170	5,806	4,308	8,305	6,089	(860)	(650)	10,893	8,664
Royalties	(179)	(195)	—	—	(179)	(195)	—	—	—	—	—	—	—	—	—	—	(179)	(195)
Marketing and other	—	—	352	35	352	35	—	—	—	—	—	—	—	—	—	—	352	35
Revenues, net of royalties	2,189	2,271	1,432	794	3,621	3,065	909	611	1,590	1,170	5,806	4,308	8,305	6,089	(860)	(650)	11,066	8,504
Expenses
Purchases of crude oil and products	1	1	1,023	703	1,024	704	490	392	1,289	922	5,070	3,867	6,849	5,181	(860)	(650)	7,013	5,235
Production, operating and transportation expenses	741	847	17	5	758	852	92	103	132	127	380	277	604	507	—	—	1,362	1,359
Selling, general and administrative expenses	153	118	2	2	155	120	4	5	24	22	12	7	40	34	160	122	355	276
Depletion, depreciation, amortization and impairment	881	1,252	1	1	882	1,253	57	38	57	56	219	182	333	276	42	33	1,257	1,562
Exploration and evaluation expenses	70	77	—	—	70	77	—	—	—	—	—	—	—	—	—	—	70	77
Loss (gain) on sale of assets	(4)	(32)	—	1	(4)	(31)	—	—	—	—	—	—	—	—	—	—	(4)	(31)
Other – net	31	(24)	2	(12)	33	(36)	—	—	—	—	(23)	(17)	(23)	(17)	(9)	(3)	1	(56)
	1,873	2,239	1,045	700	2,918	2,939	643	538	1,502	1,127	5,658	4,316	7,803	5,981	(667)	(498)	10,054	8,422
Earnings (loss) from operating activities	316	32	387	94	703	126	266	73	88	43	148	(8)	502	108	(193)	(152)	1,012	82
Share of equity investment income	21	—	14	48	35	48	—	—	—	—	—	—	—	—	—	—	35	48
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	25	(13)	25	(13)
Finance income	10	2	—	—	10	2	—	—	—	—	—	—	—	—	23	13	33	15
Finance expenses	(51)	(67)	—	—	(51)	(67)	—	—	(6)	(6)	(7)	(6)	(13)	(12)	(94)	(117)	(158)	(196)
	(41)	(65)	—	—	(41)	(65)	—	—	(6)	(6)	(7)	(6)	(13)	(12)	(46)	(117)	(100)	(194)
Earnings (loss) before income taxes	296	(33)	401	142	697	109	266	73	82	37	141	(14)	489	96	(239)	(269)	947	(64)
Provisions for (recovery of) income taxes
Current	(205)	(1)	147	—	(58)	(1)	81	27	44	16	4	1	129	44	(35)	(34)	36	9
Deferred	286	(8)	(38)	39	248	31	(8)	(7)	(22)	(6)	27	(6)	(3)	(19)	(30)	(63)	215	(51)
	81	(9)	109	39	190	30	73	20	22	10	31	(5)	126	25	(65)	(97)	251	(42)
Net earnings (loss)	215	(24)	292	103	507	79	193	53	60	27	110	(9)	363	71	(174)	(172)	696	(22)
Intersegment revenues	632	513	—	—	632	513	150	85	78	52	—	—	228	137	—	—	860	650
Expenditures on exploration and evaluation assets	140	156	—	—	140	156	—	—	—	—	—	—	—	—	—	—	140	156
Expenditures on property, plant and equipment	903	440	—	—	903	440	44	189	29	48	173	103	246	340	56	28	1,205	808
As at June 30, 2018 and December 31, 2017
Total exploration and evaluation assets, property, plant and equipment, net	16,932	16,628	39	39	16,971	16,667	1,124	1,137	1,210	1,238	5,830	5,595	8,164	7,970	298	279	25,433	24,916
Total assets	18,263	17,920	1,519	1,364	19,782	19,284	1,275	1,263	1,578	1,548	8,003	7,580	10,856	10,391	3,354	3,252	33,992	32,927

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)
Includes $65 million of revenue (six months ended June 30, 2017 - $106 million) and $62 million of associated costs (six months ended June 30, 2017 - $87 million) for construction contracts, inclusive of $65 million of revenue (six months ended June 30, 2017 - $90 million) and $62 million of costs (six months ended June 30, 2017 - $90 million) for contracts in progress accounted for under the percentage of completion method.

(3)
During the third quarter of 2017, the Company corrected certain intrasegment sales eliminations. Gross revenues and purchases of crude oil and products have been recast for the second quarter of 2017. There was no impact on net earnings.

(4)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 8

Disaggregation of Revenue

	Upstream						Downstream								Corporate and Eliminations		Total
Three months ended June 30,	Exploration and Production		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Primary Geographical Markets
Canada	1,005	982	634	426	1,639	1,408	444	227	869	602	—	—	1,313	829	(470)	(253)	2,482	1,984
United States	—	—	—	—	—	—	—	—	—	—	3,035	2,135	3,035	2,135	—	—	3,035	2,135
China	279	233	—	—	279	233	—	—	—	—	—	—	—	—	—	—	279	233
Total revenue	1,284	1,215	634	426	1,918	1,641	444	227	869	602	3,035	2,135	4,348	2,964	(470)	(253)	5,796	4,352

Major Product Lines
Light & medium crude oil	249	325	—	—	249	325	—	—	—	—	—	—	—	—	—	—	249	325
Heavy crude oil	189	165	—	—	189	165	—	—	—	—	—	—	—	—	—	—	189	165
Bitumen	495	404	—	—	495	404	—	—	—	—	—	—	—	—	—	—	495	404
Total crude oil	933	894	—	—	933	894	—	—	—	—	—	—	—	—	—	—	933	894
NGL	91	59	—	—	91	59	—	—	—	—	—	—	—	—	—	—	91	59
Natural gas	260	262	—	—	260	262	—	—	—	—	—	—	—	—	—	—	260	262
Total exploration and production	1,284	1,215	—	—	1,284	1,215	—	—	—	—	—	—	—	—	—	—	1,284	1,215
Total infrastructure and marketing	—	—	634	426	634	426	—	—	—	—	—	—	—	—	—	—	634	426
Synthetic crude	—	—	—	—	—	—	364	196	—	—	—	—	364	196	—	—	364	196
Gasoline	—	—	—	—	—	—	—	—	283	227	1,669	1,180	1,952	1,407	—	—	1,952	1,407
Diesel & distillates	—	—	—	—	—	—	76	27	318	172	1,119	782	1,513	981	—	—	1,513	981
Asphalt	—	—	—	—	—	—	—	—	119	80	31	5	150	85	—	—	150	85
Other	—	—	—	—	—	—	4	4	149	123	216	168	369	295	—	—	369	295
Total refined products	—	—	—	—	—	—	444	227	869	602	3,035	2,135	4,348	2,964	—	—	4,348	2,964
Total revenue	1,284	1,215	634	426	1,918	1,641	444	227	869	602	3,035	2,135	4,348	2,964	(470)	(253)	5,796	4,352

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 9

	Upstream						Downstream								Corporate and Eliminations		Total
Six months ended June 30,	Exploration and Production		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Primary Geographical Markets
Canada	1,809	1,998	1,080	759	2,889	2,757	909	611	1,590	1,170	—	—	2,499	1,781	(860)	(650)	4,528	3,888
United States	—	—	—	—	—	—	—	—	—	—	5,806	4,308	5,806	4,308	—	—	5,806	4,308
China	559	468	—	—	559	468	—	—	—	—	—	—	—	—	—	—	559	468
Total revenue	2,368	2,466	1,080	759	3,448	3,225	909	611	1,590	1,170	5,806	4,308	8,305	6,089	(860)	(650)	10,893	8,664

Major Product Lines
Light & medium crude oil	526	689	—	—	526	689	—	—	—	—	—	—	—	—	—	—	526	689
Heavy crude oil	306	344	—	—	306	344	—	—	—	—	—	—	—	—	—	—	306	344
Bitumen	803	786	—	—	803	786	—	—	—	—	—	—	—	—	—	—	803	786
Total crude oil	1,635	1,819	—	—	1,635	1,819	—	—	—	—	—	—	—	—	—	—	1,635	1,819
NGL	185	123	—	—	185	123	—	—	—	—	—	—	—	—	—	—	185	123
Natural gas	548	524	—	—	548	524	—	—	—	—	—	—	—	—	—	—	548	524
Total exploration and production	2,368	2,466	—	—	2,368	2,466	—	—	—	—	—	—	—	—	—	—	2,368	2,466
Total infrastructure and marketing	—	—	1,080	759	1,080	759	—	—	—	—	—	—	—	—	—	—	1,080	759
Synthetic crude	—	—	—	—	—	—	755	526	—	—	—	—	755	526	—	—	755	526
Gasoline	—	—	—	—	—	—	—	—	503	428	3,135	2,435	3,638	2,863	—	—	3,638	2,863
Diesel & distillates	—	—	—	—	—	—	145	81	624	357	2,124	1,549	2,893	1,987	—	—	2,893	1,987
Asphalt	—	—	—	—	—	—	—	—	168	119	76	6	244	125	—	—	244	125
Other	—	—	—	—	—	—	9	4	295	266	471	318	775	588	—	—	775	588
Total refined products	—	—	—	—	—	—	909	611	1,590	1,170	5,806	4,308	8,305	6,089	—	—	8,305	6,089
Total revenue	2,368	2,466	1,080	759	3,448	3,225	909	611	1,590	1,170	5,806	4,308	8,305	6,089	(860)	(650)	10,893	8,664

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 10

Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2017 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2017, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current period presentation.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Board of Directors on July 25, 2018.
Note 3    Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Leases
In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under the current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the balance sheet while operating leases are recognized in the Consolidated Statements of Income when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. The recognition of the present value of minimum lease payments for certain contracts currently classified as operating leases will result in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and a decrease to production, operating and transportation expense upon implementation. An optional exemption to not recognize certain short-term leases and leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.
The implementation of IFRS 16 consists of four phases:

•
Project awareness and engagement – This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 16 to stakeholders, and creating a project steering committee.

•
Scoping – This phase focuses on identifying and categorizing the Company’s contracts, performing a high-level impact assessment and determining the adoption approach and which optional recognition exemptions will be applied by the Company. This phase also includes identifying the systems impacted by the new accounting standard and evaluating potential system solutions.

•
Detailed analysis and solution development – This phase includes assessing which agreements contain leases and determining the expected conversion differences for leases currently accounted for as operating leases under the existing standard. This phase also includes selection of the system solution.

•
Implementation – This phase includes implementing the changes required for compliance with IFRS 16. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the execution of customized training programs and preparation of disclosures under IFRS 16.

The Company is currently in the implementation phase of implementing IFRS 16. The impact on the Company’s consolidated financial statements upon adoption of IFRS 16 is currently being assessed, but is expected to be material. The Company is adopting the transition to IFRS 16 using the modified retrospective approach.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 11

Change in Accounting Policies
Revenue from Contracts with Customers
In September 2015, the IASB published an amendment to IFRS 15 Revenue from Contracts with Customers, deferring the effective date to annual periods beginning on or after January 1, 2018. IFRS 15 replaces existing revenue recognition guidance with a single comprehensive accounting model. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 15 did not require any material adjustments to the amounts recorded in the consolidated financial statements; however, additional disclosures are presented in the interim consolidated financial statements.
Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. Natural gas sales in the Asia Pacific region are under long term, fixed price contracts. Substantially all other revenue is based on floating prices. Performance obligations associated with the sale of crude oil, crude oil equivalents, and refined products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, blending and storage, and marketing services are satisfied at the point in time when the services are provided.
Financial Instruments
In July 2014, the IASB issued IFRS 9 Financial Instruments to replace IAS 39, which provides a single model for classification and measurement based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. IFRS 9 includes a new, forward-looking ‘expected loss’ impairment model that will result in a more timely recognition of expected credit losses. In addition, IFRS 9 provides a substantially-reformed approach to hedge accounting. The standard was effective for annual periods beginning on January 1, 2018. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 9 did not require any material adjustments to the consolidated financial statements.
Financial assets previously classified as loans and receivables (cash and cash equivalents, accounts receivable, restricted cash, and long-term receivables), as well as financial liabilities previously classified as other financial liabilities (accounts payable and accrued liabilities, short-term debt, and long-term debt) have been reclassified to amortized cost. The carrying value and measurement of all financial instruments remains unchanged. The Company’s current process for assessing short-term receivables lifetime expected credit losses collectively in groups that share similar credit risk characteristics is unadjusted with the adoption of the new impairment model and resulted in no additional impairment allowance. Additionally, long-term receivables were assessed individually under the expected credit loss model and no impairment was identified.
Amendments to IFRS 2 Share-based payment
In June 2016, the IASB issued amendments to IFRS 2 to be applied prospectively for annual periods beginning on or after January 1, 2018. The amendments clarify how to account for certain types of share-based payment arrangements. The adoption of the amendments did not have a material impact on the Company’s consolidated financial statements.
Note 4    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at June 30, 2018, the Company had deposited funds of $116 million (December 31, 2017 – $192 million).
The Company's participation in the Wenchang field expired in November 2017. The related decommissioning and disposal expense of $88 million was finalized in January 2018.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 12

Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets
($ millions)
December 31, 2017	838
Additions	169
Disposals	(23)
Expensed exploration expenditures previously capitalized	(7)
Exchange adjustments	1
June 30, 2018	978
Note 6    Property, Plant and Equipment

Property, Plant and Equipment	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
Cost
December 31, 2017	41,815	86	2,599	9,191	2,930	56,621
Additions	907	—	44	197	70	1,218
Acquisitions	62	—	—	3	—	65
Intersegment transfers	—	—	—	(5)	5	—
Changes in asset retirement obligations	(6)	—	—	—	—	(6)
Disposals and derecognition	(630)	—	—	(11)	—	(641)
Exchange adjustments	201	1	—	415	1	618
June 30, 2018	42,349	87	2,643	9,790	3,006	57,875

Accumulated depletion, depreciation, amortization and impairment
December 31, 2017	(26,016)	(47)	(1,462)	(3,176)	(1,842)	(32,543)
Depletion, depreciation, amortization and impairment	(881)	(1)	(57)	(246)	(72)	(1,257)
Disposals and derecognition	585	—	—	9	—	594
Exchange adjustments	(74)	—	—	(140)	—	(214)
June 30, 2018	(26,386)	(48)	(1,519)	(3,553)	(1,914)	(33,420)

Net book value
December 31, 2017	15,799	39	1,137	6,015	1,088	24,078
June 30, 2018	15,963	39	1,124	6,237	1,092	24,455
Depletion, depreciation, amortization and impairment for the three and six months ended June 30, 2018 included a $27 million derecognition for damage caused by an incident at the Superior Refinery in the Company's U.S. Refining and Marketing segment. In addition, the Company accrued insurance recoveries for property damage associated with the incident of $27 million for the three and six months ended June 30, 2018 which is included in other-net in the condensed statements of income.
The provisions for derecognition and insurance recoveries are based on management's best estimates as at June 30, 2018. As the assessment of damage is ongoing, the provisions may be subject to changes.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 13

Note 7    Debt and Credit Facilities

Short-term Debt
($ millions)	June 30, 2018	December 31, 2017
Commercial paper(1)	200	200

(1)
The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at June 30, 2018, was 1.74 percent per annum (December 31, 2017 – 1.40 percent).

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
($ millions)
Long-term debt
6.15% notes(1)	2019	—	376	—	300
7.25% notes(1)	2019	986	939	750	750
5.00% notes	2020	400	400	—	—
3.95% notes(1)	2022	657	626	500	500
4.00% notes(1)	2024	986	939	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	750	—	—
6.80% notes(1)	2037	508	484	387	387
Debt issue costs(2)		(22)	(24)	—	—
Long-term debt		5,015	5,240	2,387	2,687
Long-term debt due within one year
6.15% notes(1)	2019	394	—	300	—
Long-term debt due within one year		394	—	300	—

(1)
All of the Company’s U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 14 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.
Credit Facilities
As at June 30, 2018, the covenant under the Company’s syndicated credit facilities was a debt to capital covenant, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at June 30, 2018, and assessed the risk of non-compliance to be low. As at June 30, 2018, the Company had no borrowings under its $2.0 billion facility expiring March 9, 2020 (December 31, 2017 – no borrowings), and no borrowings under its $2.0 billion facility expiring June 19, 2022 (December 31, 2017 – no borrowings).
Notes
On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027. This was completed by way of a prospectus supplement dated March 7, 2017, to the Company's universal short form base shelf prospectus dated February 23, 2015 (the ”2015 Canadian Shelf Prospectus”). The notes are redeemable at the option of the Company at any time, subject to a make-whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.
On March 30, 2017, the Company filed a universal short form base shelf prospectus (the "2017 Canadian Shelf Prospectus") with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including April 30, 2019. The 2017 Canadian Shelf Prospectus replaced the 2015 Canadian Shelf Prospectus, which expired on March 23, 2017.
On September 15, 2017, the Company repaid the maturing 6.20 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 14

On January 29, 2018, the Company filed a universal short form base shelf prospectus (the ”2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement with the SEC containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020. During the 25-month period that the 2018 U.S. Shelf Prospectus and the related U.S. registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement. The 2018 U.S. Shelf Prospectus replaced the Company's U.S. universal short form base shelf prospectus, which expired on January 22, 2018.
At June 30, 2018, the Company had unused capacity of $3.0 billion under the 2017 Canadian Shelf Prospectus and US$3.0 billion under the 2018 U.S. Shelf Prospectus.
The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 8    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at June 30, 2018, is set out below:

Asset Retirement Obligations
($ millions)
December 31, 2017	2,526
Additions	15
Liabilities settled	(159)
Liabilities disposed	(11)
Revaluation	(11)
Exchange adjustment	8
Accretion (note 12)	49
June 30, 2018	2,417
Expected to be incurred within one year	186
Expected to be incurred beyond one year	2,231
The Company has deposited $116 million (December 31, 2017 – $192 million) into the restricted cash account for funding of future asset retirement obligations in offshore China. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.
The Company's participation in the Wenchang field expired in November 2017. The related decommissioning and disposal expense of $88 million was finalized in January 2018.
Note 9    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	June 30, 2018	December 31, 2017
Employee future benefits	259	248
Finance lease obligations	490	498
Stock-based compensation	30	32
Deferred revenue	252	284
Leasehold incentives	98	101
Other	85	74
End of period	1,214	1,237

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 15

Note 10    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2017	1,005,120,012	7,293
Stock options exercised(1)	1,086	—
June 30, 2018	1,005,121,098	7,293

(1)	Stock options exercised was less than $1 million.
During the three and six months ended June 30, 2018, the Company declared cash dividends of $0.075 and $0.150 per common share (three and six months ended June 30, 2017 – nil), resulting in total dividends of $75 million and $151 million (three and six months ended June 30, 2017 – nil), respectively.
As at June 30, 2018, there were $75 million of common share dividends payable in the second quarter of 2018 (June 30, 2017 – nil). The dividends were paid on July 3, 2018 to shareholders of record at the close of business on June 4, 2018.
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2017	36,000,000	874
June 30, 2018	36,000,000	874

Cumulative Redeemable Preferred Share Dividends ($ millions)	Three months ended June 30,				Six months ended June 30,
	2018		2017		2018		2017
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	1	1	2	2	3	3	4	5
Series 2 Preferred Shares(1)	—	—	—	—	—	—	—	1
Series 3 Preferred Shares	3	3	2	2	6	6	5	8
Series 5 Preferred Shares	3	3	2	2	5	5	4	7
Series 7 Preferred Shares	1	1	2	2	3	3	4	5
	8	8	9	9	17	17	17	26

(1)
Series 2 Preferred Share dividends declared and paid in the three and six months ended June 30, 2018 was less than $1 million (three and six months ended June 30, 2017 – less than $1 million and $1 million).

As at June 30, 2018, there were $8 million of preferred share dividends declared and payable for the second quarter of 2018 (June 30, 2017 – nil). The dividends were paid on July 3, 2018 to shareholders of record at the close of business on June 4, 2018.
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company’s stock option plan and performance share unit ("PSU") for the three and six months ended June 30, 2018 and 2017:

Stock-based Compensation ($ millions)	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Stock option plan	16	2	22	1
PSUs	17	6	32	8
Stock-based compensation	33	8	54	9

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 16

Earnings per Share

Earnings per Share ($ millions)	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net earnings (loss)	448	(93)	696	(22)
Effect of dividends declared on preferred shares in the period	(8)	(9)	(17)	(17)
Net earnings - basic	440	(102)	679	(39)
Dilutive effect of accounting for stock options as cash-settled(1)	—	—	—	(4)
Net earnings - diluted	440	(102)	679	(43)

(millions)
Weighted average common shares outstanding – basic	1,005.1	1,005.5	1,005.1	1,005.5
Effect of dilutive stock options and stock dividends declared	1.1	—	0.7	—
Weighted average common shares outstanding – diluted	1,006.2	1,005.5	1,005.8	1,005.5

Earnings per share – basic ($/share)	0.44	(0.10)	0.68	(0.04)
Earnings per share – diluted ($/share)	0.44	(0.10)	0.68	(0.04)

(1)
Stock-based compensation expense was $16 million and $22 million, respectively, based on cash-settlement for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 – expense of $2 million and $1 million). Stock-based compensation expense would have been $3 million and $5 million, respectively, based on equity-settlement for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 – expense of $2 million and $5 million). For the three and six months ended June 30, 2018, cash-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than equity settlement.

For the three and six months ended June 30, 2018, 13 million and 15 million tandem options (three and six months ended June 30, 2017 – 24 million tandem options), respectively, were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.
Note 11    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income for the three and six months ended June 30, 2018 and 2017:

Production, Operating and Transportation Expenses	Three months ended June 30,		Six months ended June 30,
($ millions)	2018	2017	2018	2017
Services and support costs	259	244	485	461
Salaries and benefits	180	167	343	330
Materials, equipment rentals and leases	63	63	116	127
Energy and utility	97	117	213	248
Licensing fees	66	61	112	108
Transportation	6	7	11	13
Other	63	31	82	72
Total production, operating and transportation expenses	734	690	1,362	1,359

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 17

The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income for the three and six months ended June 30, 2018 and 2017:

Selling, General and Administrative Expenses	Three months ended June 30,		Six months ended June 30,
($ millions)	2018	2017	2018	2017
Employee costs(1)	89	80	178	162
Stock-based compensation expense(2)	33	8	54	9
Contract services	25	23	49	44
Equipment rentals and leases	9	9	19	18
Maintenance and other	30	22	55	43
Total selling, general and administrative expenses	186	142	355	276

(1)
Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.
Note 12    Financial Items

Financial Items ($ millions)	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Foreign exchange
Non-cash working capital gain (loss)	(2)	14	—	(5)
Other foreign exchange gain (loss)	5	(25)	25	(8)
Net foreign exchange gain (loss)	3	(11)	25	(13)
Finance income	13	9	33	15
Finance expenses
Long-term debt	(74)	(89)	(154)	(171)
Contribution payable	—	(1)	—	(2)
Other	(1)	—	(2)	(1)
	(75)	(90)	(156)	(174)
Interest capitalized(1)	26	16	47	35
	(49)	(74)	(109)	(139)
Accretion of asset retirement obligations (note 8)	(25)	(29)	(49)	(57)
Finance expenses	(74)	(103)	(158)	(196)
Total financial items	(58)	(105)	(100)	(194)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5.0 percent (2017 – 5.0 percent).
Note 13    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Decrease (increase) in non-cash working capital
Accounts receivable	(65)	(134)	(130)	22
Inventories	(85)	161	(169)	124
Prepaid expenses	79	(9)	65	60
Accounts payable and accrued liabilities	(63)	66	(225)	(134)
Change in non-cash working capital	(134)	84	(459)	72
Relating to:
Operating activities	(199)	98	(565)	58
Financing activities	(14)	(19)	75	(18)
Investing activities	79	5	31	32

HUSKY ENERGY INC. | Q2 | Condensed Interim Consolidated Financial Statements | 18

Note 14    Financial Instruments and Risk Management
Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, and portions of other assets and other long-term liabilities. Derivative instruments are classified as fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.
The following table summarizes the Company’s financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at June 30, 2018	As at December 31, 2017
Commodity contracts – FVTPL
Natural gas(1)	10	(13)
Crude oil(2)	32	(57)
Foreign currency contracts – FVTPL
Foreign currency forwards	(1)	1
Other assets – FVTPL	1	1
Hedge of net investment(3)(4)	(729)	(584)
Total financial instruments at fair value	(687)	(652)

(1)
Natural gas contracts includes a $1 million decrease as at June 30, 2018 (December 31, 2017 – $3 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $3 million at June 30, 2018 (December 31, 2017 – $5 million).

(2)
Crude oil contracts includes a $40 million increase at June 30, 2018 (December 31, 2017 – $5 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $312 million at June 30, 2018 (December 31, 2017 – $232 million).

(3)	Hedging instruments are presented net of tax.

(4)
Represents the translation of the Company’s U.S. dollar denominated long-term debt designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. As at June 30, 2018, the carrying value of the Company's long-term debt was $5.4 billion and the estimated fair value was $5.6 billion (December 31, 2017 carrying value of $5.2 billion, estimated fair value - $5.6 billion).
All financial assets and liabilities are classified as Level 2 fair value measurements. During the six months ended June 30, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Risk Management Overview
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates, and interest rates. It is also exposed to financial risks related to liquidity, credit, and contract risks. Risk management strategies and policies are employed to ensure that any exposures to risk are in compliance with the Company's business objectives and risk tolerance levels. Responsibility for the oversight of risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

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Market Risk
Commodity Price Risk Management
The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at fair value through profit or loss other than non-financial derivative contracts that meet the Company's own use requirements.
At June 30, 2018, the Company was party to crude oil purchase and sale derivative contracts to mitigate its exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the three and six months ended June 30, 2018, the net unrealized gain recognized on the derivative contracts was $26 million and $112 million, respectively, (three and six months ended June 30, 2017 – net unrealized loss of $18 million and net unrealized gain of $32 million).
Foreign Exchange Risk Management
The Company's results are affected by the exchange rates between various currencies and the Company's functional currency in Canadian dollars. As the majority of the Company's revenues are denominated in U.S. dollars or based upon a U.S. benchmark price, fluctuations in the value of the Canadian dollar relative to the U.S. dollar may affect revenues significantly. To limit the exposure to foreign exchange risk, the Company hedges against these fluctuations by entering into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. revenue dollars.
Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At June 30, 2018, the Company had designated US$2.7 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2017 – US$2.7 billion). For the three and six months ended June 30, 2018, the unrealized loss arising from the translation of debt was $56 million and $145 million, respectively, (three and six months ended June 30, 2017 – unrealized gain of $88 million and $115 million), net of tax recovery of $9 million and $23 million, respectively, (three and six months ended June 30, 2017 – net of tax loss of $14 million and $18 million), which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
The Company is exposed to fluctuations in short term interest rates as Husky maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper and invests surplus cash in short term debt instruments and money market instruments. The Company is also exposed to interest rate risk when fixed rate debt instruments are maturing and require refinancing or when new debt capital needs to be raised.
By maintaining a mix of both fixed and floating rate debt, the Company mitigates some of its exposure to interest rate changes. The optimal mix maintained will depend on market conditions. The Company may also enter into fair value or cash flow hedges using interest rate swaps.

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